

SEC 16014889 N

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SEC FILE NUMBER
8 - 69192

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hamilton Grant, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum
(Name -- *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hamilton Grant, LLC, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title



Notary Public



JOY S. CLARK
COMM. # 2107356
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. April 17, 2019
GSN1
GSN1

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAMILTON GRANT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2015

HAMILTON GRANT, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Hamilton Grant, LLC

We have audited the accompanying financial statements of Hamilton Grant, LLC which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Hamilton Grant, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Hamilton Grant, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III – Information Relating to the Possession and Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of Hamilton Grant, LLC's financial statements. The supplemental information is the responsibility of Hamilton Grant, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Marcum LLP

Los Angeles, CA
March 11, 2016

Marcum LLP ▪ 2049 Century Park East ▪ Suite 300 ▪ Los Angeles, California 90067 ▪ **Phone** 310.432.7400 ▪ **Fax** 310.432.7502 ▪ **marcumllp.com**

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS		
Cash and cash equivalents	$	144,394
Software, net		28,091
Prepaid assets		2,929
Total Assets	$	175,414
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	6,762
Total Liabilities		6,762
Member's equity		
Common units, 27,000 issued and outstanding		268,575
Accumulated deficit		(99,923)
Total Member's Equity		168,652
Total Liabilities and Member's Equity	$	175,414

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF OPERATIONS

Year Ended December 31, 2015

Revenues		
Merger and acquisition fees	$	10,500
Interest		35
		10,535
Expenses		
Marketing and advertising		13,787
Licensing		13,275
Amortization		10,805
Professional fees		8,662
Communications and data processing		2,060
Other		3,476
		52,065
Net loss	$	(41,530)

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year Ended December 31, 2015

	Common Units		Common Amount		Accumulated Deficit		Total Member's Equity
Balances, beginning of year	27,000	$	268,575	$	(58,393)	$	210,182
Net loss					(41,530)		(41,530)
Balances, end of year	27,000	$	268,575	$	(99,923)	$	168,652

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

STATEMENT OF CASH FLOWS

Year Ended December 31, 2015

Cash flows from operating activities	
Net loss	$ (41,530)
Adjustments to reconcile net loss to net cash used in operating activities:	
Amortization	10,805
Changes in operating assets and liabilities:	
Prepaid assets	5,618
Accounts payable and accrued expenses	(58,351)
Net cash used in operating activities	(83,458)
Cash provided by investing activities	
Proceeds from maturity of securities owned	190,100
Net Cash provided by investing activities	190,100
Cash provided by financing activities	-
Net increase in cash and cash equivalents	106,642
Cash and cash equivalents, beginning of year	37,752
Cash and equivalents, end of year	$ 144,394

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. Concept Brokerage Holding Corporation (the "Parent") is the sole member of the Company. The Company is a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Valuation of Investments in Securities

In accordance with ASC 820, Fair Value Measurement, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Software

Software is stated at cost less accumulated amortization. Betterments are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company amortizes software costs over an estimated useful life of three years on a straight line basis.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as Software, may be impaired, an evaluation of recoverability is performed. As of December 31, 2015, management has determined that the Company's assets are not impaired.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company is a disregarded entity for income tax purposes and as such the Company is not subject to income taxes in any jurisdiction. The earnings and losses of the Company are included in the tax return of the Parent. Each member of the Parent is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. For the year ended December 31, 2015, no interest or penalties were required to be recorded.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns (as part of the Parent's returns) for three years from the date of filing. These returns remain subject to examinations from 2012 through the current year.

Revenue Recognition

Merger and acquisition fees are recognized when earned which is generally when received.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations of credit risk

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

3. Software

During 2014, the company capitalized costs associated with the development of a website. This asset was placed into service during 2015. Software consists of the following as of December 31, 2015:

Software	$38,896
Less accumulated amortization	(10,805)
Software, net	$28,091

4. Related party transactions

During the year ended December 31, 2015, an affiliate advanced payments of $14,042 for expenses of the Company which were repaid during the year. The Company had no receivables from and no payables to affiliates at December 31, 2015.

5. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2015, the Company's net capital was $137,632, which was $132,632 in excess of its minimum requirement of $5,000.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

6. Subsequent events

The Company evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.

HAMILTON GRANT, LLC

Schedule I

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

Total member's equity	$	168,652
Less nonallowable assets		
Software, net		28,091
Prepaid assets		2,929
		31,020
Net capital before haircuts		137,632
Haircuts		
Security positions		-
		-
Net capital	$	137,632
Computation of minimum net capital required		
Aggregate indebtedness	$	6,762
(6.67% of aggregate indebtedness, or $5,000, whichever is greater)	$	5,000
Excess net capital	$	132,632
Percentage of aggregate indebtedness to net capital	%	4.91

There is no material difference between the computation of net capital for audit purposes and the computation of net capital in the Company's unaudited Form X-17a-5, Part IIA filling as of December 31, 2015.

See accompanying report of independent registered public accounting firm

HAMILTON GRANT, LLC

SUPPLEMENTARY INFORMATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company claims an exemption under paragraph (k)(2)(i) under Rule 15c3-3.

Schedule III

HAMILTON GRANT, LLC

SUPPLEMENTARY INFORMATION
INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2015

The Company claims an exemption under paragraph (k)(2)(i) under Rule 15c3-3.

See accompanying report of independent registered public accounting firm

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying "Exemption Report", in which (1) Hamilton Grant, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Hamilton Grant, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Hamilton Grant, LLC stated that Hamilton Grant, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hamilton Grant's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hamilton Grant, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Los Angeles, CA
March 11, 2016


HIG
HAMILTON GRANT

Hamilton Grant, LLC
Exemption Report pursuant to SEA Rule 17a-5(d)

We, as members of management of Hamilton Grant, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). Pursuant to that requirement, the management of the Company hereby makes the following assertion:

1. The Company claims exemption from Rule 15c3-3 under paragraph (k)(2)(i).

2. The Company has met the identified exemption provisions in paragraph (k) of Rule 15c3-3 throughout the most recent fiscal year ended December 31, 2015 without exception.

Brad Kaiser
Chief Compliance Officer